Mail-Stop 4561
								February 9, 2006

Via facsimile and U.S. Mail
Mr. Thomas B. Winmill
President, Chief Executive Officer and general Counsel
Bexil Corporation
11 Hanover Square
New York, New York 10005

Re:    Bexil Corporation
                     Preliminary Proxy Statement
	         File No. 1-12233
                     Filed January 24, 2006

Dear Mr. Winmill:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Preliminary Proxy
General
1. Please provide the staff with the Chapman and Empire prepared boardbooks used for the York sale.

Cover Page
2. Revise the indented section to disclose the purchase price.


Summary
Sale of  York Shares, page 1
3. Revise the bullet to disclose the number of MacArthur shares to be sold and the number to be contributed.

General Information, page 2
4. Expand the answer to the third question on why the board approved the sale to state a substantive reason why the board believes it is in the best interest of Bexil and its stockholders to sell the York shares.
5. Revise the directors` and officers` interests answer to state the short answer, "yes," first. Also revise to disclose the aggregate dollar amount of the special dividend to be received. Also include disclosure of the special dividend on page 6 in the last paragraph before the section, "Sale of York Shares," and on page 7 in the third to last paragraph.
6. Revise the answer to the last question on page 2 to disclose Bexil`s tax basis in York and the Company`s effective tax rate or approximate the tax liability resulting from the sale.
7. Revise to add a question and answer as to what steps the Company took to find buyers other than Odyssey and why those steps were or were not taken.
8. Revise to add a question and answer regarding how many MacArthur shares are being sold , how many are being contributed and the comparison of net price per share being paid to both Bexil and MacArthur.
Other Information, page 3
9. Revise to add a question and answer regarding whether any employees of York are also employed or receive compensation from Bexil or are affiliated in any way with the Officers and Directors of
Bexil.

10. We note proxies may be used to vote upon a proposal to adjourn or postpone the special meeting so that additional proxies may be solicited. Discretionary authority is unavailable when a procedural action is intended to be taken with respect to a substantive matter for which a proxy is solicited. See Rule 14a-4. The postponement or adjournment of a meeting to solicit additional proxies does not constitute a matter incidental to the conduct of the meeting. Consequently, the use of discretionary voting authority to postpone or adjourn the meeting to solicit additional proxies is a substantive proposal for which proxies must be independently solicited.
Revise
the disclosure and provide another voting box on the proxy card so that shareholders may decide whether to grant a proxy to vote in favor of postponement or adjournment for the solicitation of additional proxies.
11. Revise to add a question and answer regarding abstentions and broker non-votes and how they will be voted for adjournment. In addition, clarify that proxies received that vote no or abstain will be voted against adjournment.
12. Add a question and answer regarding what Bexil will do with the proceeds from the York sale.
13. Add a question and answer regarding the nature of Bexil`s business, and any expected changes to its business or operations, following theYork sale.
14. Add questions and answers regarding such issues as whether or not the Company will revert to an Investment Company and the implications, including on the stock price, and the expected impact on Bexil`s stock price from the sale of its ownership in York and the relationship between Bexil`s stock price and its 50% ownership of York.

Sale of the York Shares
Factors that Our Stockholders Should Consider, page 6
15. Revise the third to last paragraph on page 8 to add a cross-reference to a more complete discussion of the "transactions contemplated by the MacArthur Purchase Agreement, which include various conditions ...."
16. Revise the first bullet on page 8 to briefly describe the MacArthur purchase price formula.

The Purchaser, page 8
17. Revise to disclose if there are any affiliations by, among or between the officers, directors, or owners or Odyssey, Bexil or York or their affiliates. If so, summarize those herein.

Use of Proceeds from the Sale, page 8
18. Revise to disclose that the proceeds will be reduced by the
$2.8
million in bonuses as well as the federal and state taxes that will be due and provide an estimate of those amounts. Quantify the expected dollar value of the remaining net proceeds.


Opinion of Empire Valuation Consultants, LLC, page 13
19. Please disclose that the advisor has reviewed and consented to the use of its opinion in the proxy statement. In this regard, the advisor should amend his opinion included as Exhibit C to clarify that it consents to the inclusion the summary of its opinion in the proxy statement.

Exhibit E
Independent Auditors` Report, page 1

20. We note inclusion of the Independent Auditors Report dual-dated
February 11, 2005 and January 20, 2006 of York Insurance Services
Group, Inc. Please amend this exhibit to have the Independent
Auditors Report comply with PCAOB Auditing Standard No. 1.

Form 10-KSB/A, filed June 20, 2005
General

21. Please revise to include audited financial statements of your
50%
investment in York Insurance Services Group, Inc. as this investment is significant to your financial statements. We only note inclusion of summarized condensed consolidated financial information for this investment, presented in Note 8 of your filing.

Notes to Financial Statements
Note 1. Summary of Significant Accounting Policies, page 21

22. We note discussion of your 50% limited partnership interest in York Insurance Services Group, Inc. Please tell us how you considered paragraph 5 of FIN 46(R) in determining whether you have a variable interest entity that would require consolidation.

Form 10-QSB, filed July 11, 2005
Item 3. Controls and Procedures, page 16

23. You disclose that in connection with the preparation of your
2004
Annual Report on Form 10KSB/A you determined deficiencies within your disclosure controls and procedures including internal control over financial reporting existed. Please tell us how you concluded in Item
8A of your 2004 Form 10-KSB/A that these deficiencies did not reflect a material weakness in your disclosure controls and procedures and call into question your assertions on the effectiveness of your disclosure controls or procedures as of the period end.

24. If you determine that these deficiencies existed as of December
31, 2004, please restate Item 8A of your Form 10-KSB/A to properly reflect your assessment of internal controls over financial reporting and your identified material weakness as of this date. Also, include updated certifications required by the Sarbanes-Oxley Act of 2002 and an updated consent from your independent accountants.

Closing Comments

      As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.


	Any questions regarding the comments may be directed to Michael
Clampitt at (202) 551-3434 or to me at (202) 551-3668. Any
questions
on the accounting comments may be directed to John Spitz at (202)
551-3484 or Donald Walker, Senior Assistant Chief Accountant, at
(202) 551-3490.

						Sincerely,

						Jessica Livington
						Senior Counsel
						Financial Services Group



CC:	Via U.S. Mail and Fax: (212) 688-7273
	Jay Weil, Esq.
	Guzov, Ofsink, LLC
	600 Madison Avenue, 14th Floor
	New York, New York 10022


Mr. T. B. Winmill
Bexil Corporation
Page 6